UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 3, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

GRIT BXNG AT HOME, INC.

File No. 024-11392 - CF#1198

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GRIT BXNG AT HOME, INC. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form 1-A filed on January 26, 2021.

Based on representations by GRIT BXNG AT HOME, INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3   through February 3, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara Ransom
Chief, Office of Trade & Services